MARK KARPE
Assistant Vice President, Counsel
Office: (949) 219-3224
Fax: (949) 219-3706
E-mail: Mark.Karpe@PacificLife.com

April 27, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:   Supplemental Comment Letter

Pacific Select Fund

File Nos. 033-13954 and 811-05141

Dear Mr. Gregory:

This supplemental letter is being provided pursuant to our conversation of April 23, 2018, during which you provided follow-up comments regarding four responses in our letter dated April 16, 2018 (“Original Letter”), which responded to comments from the U.S. Securities and Exchange Commission staff (“Staff”) on post-effective amendment 131 to the registration statement of Pacific Select Fund (“Registrant”).  Set forth below are the Staff’s follow-up comments followed by Registrant’s responses.

1.              Comment:  The response to Comment 14 indicates that derivatives are not considered principal investments of certain Index Funds but instead are counted towards their 80% name test policy.  However, the disclosure indicates that derivatives are part of the 80% policy for these Funds, and would therefore be a principal strategy of these Funds.  If derivatives are not a principal strategy of these Funds, please revise the disclosure to remove the reference to derivatives from the 80% policy of each Fund and any reference to derivatives in Item 9 disclosure.

Response:  We reaffirm our response to Comment 14 in the Original Letter, namely, that the reference to derivatives instruments is for compliance with the 80% tests of these Funds and not considered a principal investment strategy.  All instruments in the 80% test are not required to be principal investments but namely the category of the investments to which the 80% test applies.  Accordingly, Registrant respectfully declines to make the requested change.

2.              Comment:  The response to Comment 15 indicates that Registrant plans to remove the reference to “stressed, distressed or in default” securities from the Item 4 disclosure for the Floating Rate Income Portfolio, but that it remained in that Fund’s Item 9 disclosure.  The removal of the disclosure from Item 4 implies that these are not principal investments of the Fund.  Item 9 contains disclosure that is supposed to be expansive of the summary disclosure of principal strategies and risks disclosed in Item 4.  Since you have deleted this disclosure from Item 4, disclosure regarding these securities should not be included within Item 9.  Consider moving this disclosure to the SAI or in the prospectus where non-principal strategies and/or risks are discussed.

Response:  The language in question is, pursuant to Item 9, more expansive language regarding the principal investment strategy of the Fund of investing in non-investment grade debt instruments.  Accordingly, Registrant respectfully declines to make the requested change.

3.              Comment:  The Staff reiterates our comment provided with respect to including the language provided in Comment 20.

Response:  Registrant respectfully reaffirms its response in the Original Letter.

4.              Comment:  The Staff reiterates our comment provided in Comment 21 and stands by our analysis of the referenced cited form requirements.

Response:  Registrant respectfully reaffirms its response in the Original Letter.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:    Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP